04002662

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47802

SEC MAIL PROCESSING RECEIVED MAR 2 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9340 Readcrest Drive
(No. and Street)

Beverly Hills (City) Ca (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Balash (310) 278-6444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

101 N. Brand Blvd., #1600 (Address) Glendale (City) Ca (State) 91203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Balash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comstock Partners, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHAIRMAN
Title

[signature]
Notary Public

AKEMI S.T. FORT
Commission # 1321732
Notary Public - California
Los Angeles County
My Comm. Expires Sep 22, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMSTOCK PARTNERS, LLC

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Comstock Partners, LLC
Beverly Hills, California

We have audited the accompanying statement of financial condition of Comstock Partners, LLC (the Company) as of December 31, 2003, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

January 27, 2004

COMSTOCK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 20,011
Investments (Note 3):	
Marketable, at market value	44,937
Not readily marketable, at estimated fair value	1,692,619
Due from related party (Note 5)	7,168
Total current assets	1,764,735
PROPERTY AND EQUIPMENT	
Office equipment	4,225
Fixtures and furniture	32,134
Office improvements	79,213
	115,572
Less accumulated depreciation	17,879
	97,693
Total assets	$ 1,862,428
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 15,979
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	
Members' equity	1,062,488
Accumulated other comprehensive income:	
Unrealized gains on securities	783,961
Total members' equity	1,846,449
Total liabilities and members' equity	$ 1,862,428

The Notes to Financial Statements are an integral part of this statement.

COMSTOCK PARTNERS, LLC

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
Year Ended December 31, 2003

REVENUES	$ - -
EXPENSES	
General and administrative	271,522
Investment	36,282
Depreciation	5,114
Total expenses	312,918
LOSS FROM OPERATIONS	(312,918)
OTHER INCOME	
Interest and dividends	4,718
Other revenue	5,786
Total other income	10,504
NET LOSS	(302,414)
OTHER COMPREHENSIVE INCOME	
Unrealized gains on securities:	
Unrealized holding gains arising during the year	706,860
TOTAL COMPREHENSIVE INCOME	$ 404,446

The Notes to Financial Statements are an integral part of this statement.

COMSTOCK PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2003

	J. Balash	Belvedere Partners	Total
BALANCE, DECEMBER 31, 2002	$ 1,577,205	$ 175,245	$ 1,752,450
Capital withdrawals	(279,402)	(31,045)	(310,447)
Net loss	(272,173)	(30,241)	(302,414)
Other comprehensive income:			
Unrealized holding gains arising during the year	636,174	70,686	706,860
BALANCE, DECEMBER 31, 2003	$ 1,661,804	$ 184,645	$ 1,846,449

The Notes to Financial Statements are an integral part of this statement.

COMSTOCK PARTNERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash paid to suppliers and employees	$ (325,813)
Interest and dividends received	4,718
Other income received	42,964
Income taxes paid	(800)
Net cash used in operating activities	(278,931)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(991)
Investment distributions	586,080
Net cash provided by investing activities	585,089
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(310,447)
Net decrease in cash and cash equivalents	(4,289)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,300
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 20,011

The Notes to Financial Statements are an integral part of this statement.

COMSTOCK PARTNERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

Net loss	$ (302,414)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	5,114
(Increase) decrease in:	
Due from related party	(1,167)
Other current assets	37,178
Decrease in:	
Accounts payable	(17,642)
Total adjustments	23,483
Net cash used in operating activities	$ (278,931)

The Notes to Financial Statements are an integral part of this statement.

COMSTOCK PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Comstock Partners, LLC (the Company) was formed on April 1, 1995 under provision of the Beverly-Killea Limited Liability Company Act and obtained its membership in the National Association of Securities Dealers, Inc. (NASD) on June 21, 1996. The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used include the estimation of fair values for securities not readily marketable. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposit and all highly liquid investments, with original maturities of three months or less to be cash equivalents.

Investments

The Company's investments in marketable equity securities and debt securities are classified as "available-for-sale." Available-for-sale securities are recorded at fair value in investments on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities are unavailable, management valued these securities at cost.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment purchased are stated at cost. Depreciation is computed based on the straight-line method. Depreciable lives are as follows:

Office equipment	10 years
Fixtures and furniture	10 years
Office improvements	31.5 to 40 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company elected to be taxed as a limited liability company, with a termination date on December 31, 2024. As such, the Company does not pay federal income taxes on its taxable income. Instead the members are personally liable for the federal income taxes on their respective shares of the Company's taxable income.

For California franchise tax purposes, a limited liability company is subject to a minimum franchise tax and an annual fee based on total gross receipts.

Comprehensive Income

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

COMSTOCK PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by Rule 15c3-1, the Company is required to maintain a net capital requirement of $5,000 with which the Company was in compliance at December 31, 2003.

The Company had the following capital amounts at December 31, 2003 pursuant to Rule 15c3-1:

Net capital	$ 49,396
Net capital requirement	$ 5,000

The Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

Note 3. INVESTMENTS

Investments available-for-sale at December 31, 2003 were as follows:

	Gross Amortized Cost	Gross Unrealized Gains (Losses)	Fair Value
Marketable, at market value:			
Common stock	$ 106,000	$ (61,063)	$ 44,937
Not readily marketable, at estimated fair value:			
Bric 6, L.P.	$ 291,965	$ 687,364	$ 979,329
Bricoleur Enhanced, L.P.	177,130	177,507	354,637
Buffalo Funds	2,500	193	2,693
Comstock Capital Partners	10,000	- -	10,000
Eucalyptus Fund	76,000	29,171	105,171
Stone Ridge Partners	37,500	- -	37,500
Telephony@Work	250,000	(50,000)	200,000
Third Avenue Funds	2,500	789	3,289
	847,595	845,024	1,692,619
Total securities available-for-sale	$ 953,595	$ 783,961	$1,737,556

COMSTOCK PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 4. LINE OF CREDIT

The Company has a $200,000 line of credit with a bank that matures on January 31, 2004. The line is guaranteed by Jeffrey Balash and the Jeffrey L. Balash Revocable Trust 2/11/92. Borrowings under the line of credit bear an annual interest rate of 1% over the prime rate, with interest payable monthly. There was no borrowing on this line of credit at December 31, 2003. The prime rate was 5% at December 31, 2003.

Note 5. RELATED PARTY TRANSACTION

The Company owns 50% of Comstock Capital Partners LLC (Capital). At December 31, 2003, the Company has accrued $7,168 due from this related party. The amount represents operating expenses paid by the Company on behalf of Capital, and is non-interest bearing and due on demand.

SUPPLEMENTARY INFORMATION

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

101 N. Brand Blvd., Ste. 1600
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

To the Board of Directors
Comstock Partners, LLC
Beverly Hills, California

In planning and performing our audit of the financial statement of Comstock Partners, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

January 27, 2004

Schedule I

COMSTOCK PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital		
Total members' equity	$	1,846,449
Nonallowable assets		
Securities not readily marketable		1,692,619
Property and equipment		97,693
Total nonallowable assets		1,790,312
Net capital before haircuts on securities positions		56,137
Haircuts on securities		
Trading and investment securities		6,741
Net capital	$	49,396
Aggregate indebtedness		
Accounts payable	$	15,979
Minimum net capital required under rule 15c3-1(2)(a) of the Securities and Exchange Commission	$	5,000
Excess net capital at 1,500 percent	$	48,331
Excess net capital at 1,000 percent	$	47,798
Ratio: Aggregate indebtedness to net capital		.32 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	45,089
Audit adjustment to reduce current year expenses		4,307
Net capital per above	$	49,396

Schedule II

COMSTOCK PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Note: The company is exempt from rule 15c3-3 pursuant to rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.